FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|   Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|   No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending September 30, 2003 of QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Quarterly Report for the period ended September 30, 2003 of Quebecor Media Inc.

QUEBECOR MEDIA INC. – THIRD QUARTER 2003
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis of Financial Conditions and Results of Operations covers the main activities of the third quarter of 2003 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the financial year ended December 31, 2002.

Quebecor Media Inc. (the “Company”), one of Canada’s largest media companies, is engaged in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals business segments. Quebecor Media Inc. is pursuing a convergence strategy to capture synergies among all of the Company’s media properties.

OPERATING RESULTS

On October 8, 2003, Quebecor Media announced that its wholly owned subsidiary Vidéotron ltée had successfully completed the refinancing of its term credit facilities. The refinancing entailed the issuance of a private placement of 6 7/8% Senior Notes due January 15, 2014 with a face value of US$335.0 million. The Senior Notes were issued at a small discount and therefore yielded net proceeds of US$331.9 million before transaction fees. The refinancing also involved the establishment of new bank credit facilities consisting of a five-year $100.0 million revolving credit facility and a five-year $368.1 million term loan.

The proceeds from the refinancing were used to repay in full Vidéotron’s borrowings under its previous credit facilities, completing another important stage in the optimization of Quebecor Media’s capital structure. By virtue of this refinancing, Vidéotron has extended the maturity date of its long-term debt and significantly reduced short-term debt repayment requirements. The coupon rate on its Senior Notes was one of the lowest among similar offerings in the industry, testifying to Vidéotron’s solid financial position and strong operational performance. Standard & Poor’s rated Vidéotron’s offering of Senior Notes B+ and its new term loan BB+. Following the refinancing, Standard & Poor’s upgraded the corporate credit ratings of Quebecor Media and its Sun Media subsidiary one level.

On November 3, 2003, Sun Media Corporation completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc., for a cash consideration of approximately $34.0 million, subject to certain purchase equation adjustments. The newspaper operations are located in southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

As a result of a change in the Company’s organizational structure during the quarter, the operations of Le SuperClub Vidéotron ltée, which were previously included in the Leisure and Entertainment segment, are now part of the Cable Television segment. Results for prior periods have been restated to reflect the change.

In the wake of business sales made by the Newspapers and Web Integration/Technology segments since the beginning of the 2003 financial year, the operating results and cash flows of the two segments since the beginning of 2003 and for the corresponding periods of 2002 have been reorganized, in accordance with the new recommendations contained in Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” of the Canadian Institute of Chartered Accountants Handbook, in order to present the operating results and cash flows of the divested businesses as separate line items for discontinued operations on the income and cash flow statements.

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains (losses) on sales of businesses, income taxes, non-controlling interest and results of discontinued operations. Special charges include the write-down of temporary investments and other assets, as well as non-monetary compensation charges. As of the third quarter of 2003, amortization charges applicable to videocassettes owned by Le SuperClub Vidéotron subsidiary, which were previously recorded under amortization, are entered under cost of sales. Operating income for the third quarter and the first nine months of 2003, and the figures for 2002, have been restated to reflect the change.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

Quebecor Media recorded total revenues of $542.4 million in the third quarter of 2003, compared with $524.7 million in the same quarter of 2002, an increase of $17.7 million (3.4%). The improvement was primarily due to higher revenues in the Cable Television segment, particularly substantial increases of 43.3% ($14.2 million) in revenues from Internet access services and 45.4% ($6.4 million) in revenues from the illico digital television service. Revenue increases in the Newspapers and Leisure and Entertainment segments also contributed to the improvement. These increases more than offset revenue decreases in the Business Telecommunications and Web Integration/Technology segments.

Operating income amounted to $147.4 million, compared with $128.9 million for the same period last year, an increase of $18.5 million (14.4%). Operating income rose $14.5 million or 22.7% in the Cable Television segment and $3.6 million or 7.7% in the Newspapers segment. The improved profitability of these two segments more than compensated for decreased operating income in the Broadcasting and Business Telecommunications segments. It should also be noted that the Web Integration/Technology and Internet/Portals segments were both operating income positive in the third quarter of 2003, whereas they reported losses in the same period of 2002.

Quebecor Media recorded net income of $2.8 million in the third quarter of 2003, compared with a net loss of $18.6 million in the same quarter of 2002. The $21.4 million improvement was mainly caused by the increase in operating income and significantly lower financial expenses.

Financial expenses decreased $11.0 million from $87.1 million in the third quarter of 2002 to $76.1 million in the third quarter of 2003, due primarily to lower debt levels and the unfavourable impact of the conversion of the unhedged portion of the long-term debt in 2002. Amortization charges increased slightly from $57.6 million to $60.1 million. In the third quarter of 2002, the Company recorded reserves for restructuring of operations and other charges of $3.7 million (compared with $0.2 million in 2003), a non-monetary compensation charge of $1.8 million and a gain on the sale of assets and businesses of $0.2 million.

For the first nine months of 2003, Quebecor Media’s revenues totalled $1.68 billion, compared with $1.64 billion in the same period of 2002, an increase of $39.9 million or 2.4%. Higher revenues in the Cable Television ($19.9 million), Newspapers ($12.2 million) and Broadcasting ($17.8 million) segments more than offset decreases in the Business Telecommunications, Leisure and Entertainment and Web Integration/Technology segments. Operating income for the nine-month period amounted to $459.9 million. The $44.7 million (10.8%) increase in comparison with the first three quarters of 2002 resulted from increases in operating income of $31.8 million (16.2%) in the Cable Television segment, $5.2 million (3.4%) in the Newspapers segment, and $4.8 million (10.0%) in the Broadcasting segment, combined with improved operating results in the Web Integration/Technology and Internet/Portals segments. These improvements were partially offset by a decrease in operating income in the Business Telecommunications segment.

Net income was $35.0 million in the first three quarters of 2003, compared with a net loss of $40.2 million in the same period of 2002. The increase was due to essentially the same factors as those noted above in the discussion of the third quarter results, as well as the recording in 2002 of a write-down of temporary investments and other assets in the amount of $12.9 million and a write-down of goodwill in the amount of $8.9 million.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. and its Vidéotron Télécom ltée subsidiary as “Unrestricted Subsidiaries”. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES

In the third quarter of 2003, the Company and its restricted subsidiaries generated revenues of $509.2 million, compared with $489.9 million in the same quarter of 2002, and operating income of $144.2 million, compared with $126.7 million in the same period of 2002.

In the first three quarters of 2003, the Company and its restricted subsidiaries recorded revenues of $1,568.2 million, compared with $1,520.9 million in the same period of 2002, and operating income of $446.5 million, compared with $407.9 million in the same period last year.

Cable Television

In the third quarter of 2003, the Cable Television segment reported total revenues of $197.1 million, compared with $183.7 million in the same quarter of 2002, an increase of $13.4 million (7.3%). Revenues from Internet access services rose 43.3% ($14.2 million) and revenues from the illico digital television service rose 45.4% ($6.4 million). These very substantial increases outweighed the decrease in revenues from analog cable television and other services. The revenues of Le SuperClub Vidéotron ltée rose 7.6%, largely as a result of increased in-store retail sales.

The higher revenues from Internet services and the illico digital television service were primarily due to a substantial increase in the customer base, driven by the success of new marketing strategies for Vidéotron products, combined with higher rates. Between September 30, 2002 and September 30, 2003, the number of subscribers to the cable Internet service increased by nearly 100,000, or 35%, from 281,000 to 379,000. At the end of the third quarter of 2003, there were 213,000 subscribers to illico, 36% more than at the same time last year.

It is noteworthy that Vidéotron registered a net increase in the number of subscribers to its cable television services during the third quarter of 2003, signing up 19,000 new customers for its illico digital television service and losing 8,000 analog cable television customers, for a net gain of 11,000. It was the first net gain in subscriptions to Vidéotron’s cable television services since the third quarter of 2001, exactly two years ago, and a considerable improvement over the net loss of 8,000 customers in the third quarter of 2002. Vidéotron also recruited 27,000 new subscribers to its high-speed modem Internet access service in the third quarter of 2003, an improvement over the 16,000 new subscriptions in the same period of 2002. Monthly ARPU (average revenue per user) rose a substantial 10.3% to $43.93 as of September 30, 2003, compared with $39.84 one year earlier.

Operating income in the Cable Television segment rose $14.5 million, or 22.7%, to $78.5 million, compared with $64.0 million in the third quarter of 2002. The increase resulted primarily from the growth in the customer base for the high-speed Internet access service and for illico, the rate increases for Internet services, as well as the renegotiation of the service agreement with Vidéotron Télécom ltée, which had a positive impact on the profit margin. The recording in the third quarter of 2002 of costs related to the labour dispute, which however were partially offset by receipt of a refund of property tax paid on the network, also explained the improvement.

The positive 2003 performances described above were partially offset by the effect on operating income of decreased revenues from analog cable television and other services, and the shortening of the amortization period for videocassettes owned by Le SuperClub Vidéotron. Vidéotron’s average profit margin for all operations increased to 39.8% in the third quarter of 2003, compared with 34.8% one year earlier.

Vidéotron generated free cash flow from operations of $18.1 million in the third quarter of 2003, compared with $16.0 million in the same quarter of 2002. It should be noted that the impact of the net change in non-cash balances related to operations reduced free cash flow from operations by $23.3 million in the third quarter of 2003, whereas the impact was positive by $1.4 million in 2002. For the first nine months of the year, free cash flow from operations decreased from $57.6 million in 2002 to $19.2 million in 2003. The impact of the net change in non-cash balances related to operations reduced free cash flow from operations by $91.8 million during the first three quarters, whereas it was positive by $6.2 million during the same period last year. Vidéotron’s capacity to generate free cash flow from operations, first demonstrated in early 2001, was maintained, as Table 1 below shows. Key financial ratios (debt/operating income, interest coverage) continued to show improvement during the quarter; by these measures, Vidéotron ranks first in the industry in Canada and among the leaders in North America.

Table 1: CABLE TELEVISION SEGMENT
Free cash flow from operations
($ million)

	Third quarter		Nine months		Twelve months

	2003	2002	2003	2002	2002	2001

Cash flow from continuing operations	$ 38.7	$ 44.8	$ 85.8	$ 143.7	$ 253.2	$ 220.6
Acquisition of fixed assets and deferred charges	(20.7)	(29.3)	(67.2)	(87.1)	(116.7)	(141.1)
Proceeds from disposal of assets	0.1	0.5	0.6	1.0	2.0	1.0

Free cash flow from operations	$ 18.1	$ 16.0	$ 19.2	$ 57.6	$ 138.5	$ 80.5

During the first three quarters of 2003, Vidéotron ltée generated revenues of $582.8 million, compared with $562.9 million in the same period last year. Operating income totalled $228.7 million, a substantial $31.8 million (16.2%) increase from $196.9 million in the same period of 2002. The higher revenue and operating income figures were due to essentially the same reasons as those noted above in the discussion of the third quarter results, as well as improved productivity since the beginning of the 2003 financial year.

Newspapers

In the third quarter of 2003, Sun Media Corporation reported revenues of $199.5 million, an increase of $4.4 million (2.3%) from the same quarter of 2002. Advertising and distribution revenues rose 2.7% and 6.9% respectively, more than compensating for a 0.9% decrease in circulation revenues. Revenues increased 1.9% at the metropolitan dailies and 4.3% at the local newspapers.

Quarterly operating income increased $3.6 million, or 7.7%, to $50.4 million, compared with $46.8 million in 2002. The operating margin was 25.3% in the third quarter of 2003, compared with 24.0% in the same period last year. The strong performance was mainly due to the higher revenues.

Sun Media Corporation generated free cash flow from operations of $56.7 million in the third quarter of 2003, compared with $54.9 million in the same period last year (see Table 2 below). In addition, proceeds from the disposal of businesses in the amount of $22.4 million were realized in the second quarter of 2003 as a result of the sale of assets in Florida and British Columbia. Sun Media Corporation continues to post operating margins that are among the best in the industry in Canada.

Table 2: NEWSPAPERS SEGMENT
Free cash flow from operations
($ million)

	Third quarter		Nine months		Twelve months

	2003	2002	2003	2002	2002	2001

Cash flow from continuing operations	$ 59.2	$ 58.4	$ 147.8	$ 136.7	$ 200.1	$ 138.2
Acquisition of fixed assets	(2.5)	(4.4)	(6.9)	(6.5)	(10.3)	(19.2)
Proceeds from disposal of assets	—	0.9	0.1	1.6	2.6	0.7

Free cash flow from operations	$ 56.7	$ 54.9	$ 141.0	$ 131.8	$ 192.4	$ 119.7

In the first three quarters of 2003, revenues totalled $620.7 million, compared with $608.5 million in the same period of 2002, a $12.2 million (2.0%) increase. Operating income amounted to $159.1 million, compared with $153.9 million last year, an increase of $5.2 million (3.4%), due to essentially the same factors as those noted above in the discussion of the third quarter results.

During the quarter, Sun Media Corporation launched two new weekly inserts in the Saturday edition of Le Journal de Montréal distributed in the Sherbrooke and Trois-Rivières areas, the sixth and seventh largest markets in Québec respectively.

Broadcasting

TVA Group Inc. recorded third quarter 2003 revenues of $67.2 million, compared with $68.1 million in the same quarter of 2002. Revenues from broadcasting operations rose $2.8 million (6.4%) as a result of increased viewing hours, higher advertising volumes and rates, and the full inclusion of the revenues of HSS Canada Inc., operator of the Boutique TVA teleshopping service, since May 2003, prior to which TVA Group held only a 50% interest in the company. The strong results posted by broadcasting operations did not entirely offset a decrease in distribution revenues as a result of TVA Group’s repositioning in that field, and a decrease in publishing revenues due to lower newsstand sales of magazines.

Operating income decreased $1.3 million to $11.7 million, compared with $13.0 million in the third quarter of 2002, primarily as a result of decreases in operating income from distribution and publishing operations.

During the first three quarters of 2003, the Broadcasting segment’s revenues amounted to $243.9 million, an increase of $17.8 million or 7.9%. Operating income grew 10.0% to $52.9 million, primarily as a result of the increase in broadcasting revenues, as well as the inclusion of Publicor’s results since its acquisition by TVA Publishing Inc. in May 2002 and increased magazine sales driven by the Star Académie phenomenon. These factors together outweighed the decrease in revenues and profits from distribution operations.

The BBM People Meter ratings for the summer 2003 season again confirmed TVA’s lead over its main rivals. Le TVA 18 heures was the top-rated program of the season. TVA had 8 of the top 10 shows, 13 of the top 20, and 22 of the top 30. Meanwhile, TVA’s all-news channel LCN launched its own Web site at lcn.canoe.com in mid-September 2003.

Leisure and Entertainment

The Leisure and Entertainment segment’s revenues totalled $49.9 million in the third quarter of 2003, compared with $46.9 million in the same quarter of 2002, an increase of $3.0 million (6.4%). The revenues of Archambault Group Inc. increased 16.1%. Sales at Archambault retail outlets increased 11.5%, partly as a result of the addition of new points of sale. Revenues from exclusive distribution (Select) and wholesale distribution grew 37.0%; the success of the Star Académie DVD was one of the factors in the strong results. The revenue increases at Archambault Group were partially offset by a decrease in revenues in the Books division, caused mainly by the sale of the legal publishing house Wilson & Lafleur at the end of 2002. The Leisure and Entertainment segment generated operating income of $4.9 million, compared with $4.8 million in the same period of 2002.

For the first nine months of 2003, the Leisure and Entertainment segment’s revenues totalled $135.8 million, compared with $140.3 million in the same period of 2002. Operating income was virtually unchanged at $8.7 million, compared with $8.6 million during the same period last year.

UNRESTRICTED SUBSIDIARIES

In the third quarter of 2003, the unrestricted subsidiaries reported revenues of $39.0 million, compared with $44.7 million in the same quarter of 2002, and operating income of $3.2 million, compared with $2.2 million in the same period of 2002.

In the first nine months of 2003, the unrestricted subsidiaries generated revenues of $128.3 million, compared with $142.4 million in the same period of 2002, and operating income of $13.4 million, compared with $7.3 million in the same period last year.

Business Telecommunications

Vidéotron Télécom ltée (“VTL”) posted third quarter 2003 revenues of $18.2 million, compared with $21.2 million in the same period last year. The difference was primarily due to the decrease in Internet-related revenues as a result of the renegotiation of the services agreement with Vidéotron ltée and other factors.

The segment generated operating income of $2.4 million, compared with $3.1 million in the third quarter of 2002. The decline was caused by the decreased revenues, lower profit margins resulting from the unfavourable market conditions, and lower capitalization. It should be noted that the 2002 results were affected by acts of vandalism committed during the labour conflict.

For the first nine months of the 2003 financial year, VTL’s revenues decreased by $7.2 million to $60.1 million. Operating income was $11.6 million, compared with $19.4 million in the first three quarters of 2002, due to the same factors as those noted above in the discussion of the third quarter results.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $14.8 million in the third quarter of 2003, compared with $17.0 million in the same period of 2002. The decrease reflects soft demand in the IT and Internet advertising markets, and lower revenues at subsidiary Mindready Solutions Inc.

The segment generated operating income of $0.3 million during the quarter, compared with an operating loss of $0.8 million in the same quarter of 2002. The turnaround was mainly due to improved results at Mindready Solutions, which generated operating income of $162,000, compared with a loss of $1.0 million in 2002, by increasing its margins and reducing its operating expenses. Nurun’s e-Business Services segment reported operating income of $163,000; e-Business Services has now been operating income positive for six consecutive quarters. Nurun’s Montréal, Paris, Milan and Toronto offices all improved their profitability.

During the first three quarters of 2003, revenues were $49.2 million, compared with $55.6 million in 2002. The segment turned around its numbers, generating operating income of $0.2 million during the first nine months of 2003, compared with a loss of $9.3 million during the same period of 2002. At Mindready Solutions, the reduction in operating expenses accounts for the improvement in profitability in 2003. As well, Mindready Solutions’ 2002 results were affected by a write-down of current assets and a charge for unoccupied office space.

Internet/Portals

The Internet/Portals segment reported total revenues of $6.4 million in the third quarter of 2003, compared with $6.8 million in the same quarter of 2002. Revenues increased at the general-interest portals, held steady at the special-interest portals, and decreased at consulting subsidiary Progisia Informatique due to adverse market conditions. The MatchContact.com specialty portal continued its growth with a revenue increase of more than 30%.

The segment generated operating income of $0.5 million in the third quarter of 2003, compared with a $0.1 million loss in the same period of 2002. The healthy results stem from successful restructuring measures, which improved the profitability of the general-interest portals, and the favourable impact of the closing of the European portals. The positive earnings trend begun in the second quarter of 2003 continued as Netgraphe recorded positive net income for the second consecutive quarter. Netgraphe is also net income positive for the first nine months of 2003.

During the first three quarters of 2003, Netgraphe’s revenues totalled $20.2 million, compared with $20.9 million in 2002. Operating income amounted to $1.6 million, compared with a loss of $2.8 million in 2002, for a favourable difference of $4.4 million. The robust performance was mainly the result of the successful restructuring measures introduced since the second quarter of 2001.

During the third quarter, the Canoe.qc.ca home page was fully redesigned for more user-friendly navigation and better incorporation of all Canoë content providers, including a new addition, LCN, owned by the TVA network. Netgraphe also hosted the Web sites of two popular TVA fall programs, Occupation double and Les Auditions de Star Académie.

Finally, after designing the site for Mambo Italiano, a major Québec box office success in 2003, Netgraphe was commissioned by entertainment giant Samuel Goldwyn Company to develop an American version of the site.

Financial expenses

Financial expenses decreased $11.0 million from $87.1 million in the third quarter of 2002 to $76.1 million in the third quarter of 2003, due primarily to lower debt levels, largely as a result of the repayment of a $429.0 million term loan which came due in April 2003. The unfavourable impact of the conversion of the unhedged portion of the long-term debt in 2002 also contributed to the decrease.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash flows provided by operating activities amounted to $73.6 million in the third quarter of 2003, compared with $61.0 million in the same quarter of 2002. The $12.6 million increase was caused essentially by the improved operating results.

In the first three quarters of 2003, cash flows provided by operating activities were $174.2 million, compared with $199.3 million in the same period of 2002. The $25.1 million decrease was due in part to deferral of a change in non-cash balances related to operations in the Cable Television segment.

Working capital was $82.8 million at September 30, 2003, compared with negative working capital of $373.5 million at the same date in 2002. The difference mainly reflects the impact of the repayment of the $429.0 million term loan that fell due in April 2003.

Financing Activities

Quebecor Media’s consolidated long-term debt (excluding redeemable preferred shares) and consolidated bank debt were reduced by $701.4 million in the first three quarters of 2003. The reduction reflects the repayment of the $429.0 million term loan that came due in April 2003 and the positive impact of exchange rate fluctuations on the value of the portion of the debt denominated in foreign currency. These factors were partially offset by advances totalling $127.1 million drawn under bank credit facilities in order to cover pre-payments to support cross-currency swap arrangements.

In addition, the positive impact of exchange rate fluctuations on the value of the hedged portion of the debt denominated in foreign currency was offset by an equal increase in the value of the cross-currency swap arrangements. The carrying value of Quebecor Media’s liabilities related to the cross-currency swap arrangements was $143.6 million at the end of the third quarter of 2003 and is entered under Other Liabilities. Vidéotron’s cross-currency swap arrangements, which accounted for $25.0 million of this amount, were settled as part of the refinancing operation carried out in October 2003, as described below. The settlement was made at market value, net of pre-payments under the arrangements.

As a result of the appreciation of the Canadian dollar against the US dollar in 2003, the Company and its Vidéotron ltée subsidiary had to make pre-payments in the amounts of $113.6 million and $13.5 million respectively during the first nine months of the year under certain cross-currency swap arrangements. They may have to make further disbursements in the future. The pre-payments are offset by equal reductions in the Company’s commitments under the agreements. The payments were financed from the Company’s cash assets and from the bank credit facilities of the Company and its subsidiary.

On April 22, 2003, Quebecor Media issued common shares in an aggregate amount of $215.8 million. The proceeds from the stock offering were used to pay down the balance of the above-noted $429.0 million term loan. On the same date, the redeemable preferred shares issued in early 2003 were converted into common shares.

As noted above, the Company announced on October 8, 2003 that its wholly owned subsidiary Vidéotron ltée had successfully completed the refinancing of its term credit facilities. The refinancing entailed the issuance of a private placement of 6 7/8% Senior Notes due January 15, 2014 with a face value of US$335.0 million. The Senior Notes were issued at a small discount and therefore yielded net proceeds of US$331.9 million before transaction fees. The refinancing also involved the establishment of new bank credit facilities consisting of a five-year $100.0 million revolving credit facility and a five-year $368.1 million term loan. The proceeds from the refinancing were used to repay in full Vidéotron’s borrowings under its previous credit facilities. As part of the refinancing, new cross-currency swap arrangements with no pre-payment clauses were established.

Investing Activities

Additions to property, plant and equipment decreased from $30.8 million in the third quarter of 2002 to $27.3 million in the same quarter of 2003. Decreases in expenditures in the Cable Television and Newspapers segments were partially offset by increases in the Broadcasting and Business Telecommunications segments. The increase in the Company’s interest in TVA Group Inc. under TVA Group’s share repurchase and cancellation program, entailed investments of $7.9 million in the third quarter of 2003, compared with $4.0 million in the same period of 2002.

Financial Position

At September 30, 2003, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $245.2 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $229.3 million available, for total available liquid assets of $474.5 million.

At September 30, 2003, the consolidated debt, including the short-term portion of the long-term debt, totalled $2.80 billion. This figure includes Sun Media Corporation’s $571.6 million debt, Vidéotron’s $874.1 million debt and TVA Group’s $27.2 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.23 billion and Quebecor Media’s $97.0 million revolving credit facility.

Management believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

ACCOUNTING POLICIES

In 2003, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants accounting standards. The changes are described in greater detail in Note 2 of the Company’s quarterly consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

/s/ Pierre Karl Peladeau	/s/ Jacques Mallette
—————————	—————————
Pierre Karl Peladeau	Jacques Mallette
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Montreal, Quebec
December 2003
12
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

REVENUES
Cable Television	$197.1	$183.7	$582.8	$562.9
Newspapers	199.5	195.1	620.7	608.5
Broadcasting	67.2	68.1	243.9	226.1
Leisure and Entertainment	49.9	46.9	135.8	140.3
Business Telecommunications	18.2	21.2	60.1	67.3
Web Integration/Technology	14.8	17.0	49.2	55.6
Internet/Portals	6.4	6.8	20.2	20.9
Head Office	0.1	0.2	0.2	2.0
Intersegment	(10.8)	(14.3)	(36.9)	(47.5)

	542.4	524.7	1,676.0	1,636.1
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(395.0)	(395.8)	(1,216.1)	(1,220.9)

OPERATING INCOME BEFORE UNDER-NOTED ITEMS	147.4	128.9	459.9	415.2
Amortization	(60.1)	(57.6)	(180.1)	(173.5)
Financial expenses	(76.1)	(87.1)	(213.1)	(240.4)
Reserve for restructuring of operations (note 3)	(0.2)	(3.7)	(0.6)	(7.6)
Write-down of temporary investments and other assets (note 3)	—	—	(0.8)	(12.9)
Non-monetary compensation charges	—	(1.8)	—	(4.3)
Write-down of goodwill	—	—	—	(8.9)
Gains on sale of businesses	—	0.2	—	1.2

INCOME (LOSS) BEFORE INCOME TAXES	11.0	(21.1)	65.3	(31.2)
Income taxes:
Current	(6.1)	(5.2)	1.0	(2.0)
Future	10.3	0.7	12.2	13.0

	4.2	(4.5)	13.2	11.0

	6.8	(16.6)	52.1	(42.2)
Non-controlling interest	(4.0)	(2.1)	(20.4)	1.0

INCOME (LOSS) FROM CONTINUED OPERATIONS	2.8	(18.7)	31.7	(41.2)
Income from discontinued operations (note 4)	—	0.1	3.3	1.0

NET INCOME (LOSS)	$2.8	$(18.6)	$35.0	$(40.2)

See accompanying notes to consolidated financial statements. 1
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (continued) (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments and other assets, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses
Cable Television	$78.5	$64.0	$228.7	$196.9
Newspapers	50.4	46.8	159.1	153.9
Broadcasting	11.7	13.0	52.9	48.1
Leisure and Entertainment	4.9	4.8	8.7	8.6
Business Telecommunications	2.4	3.1	11.6	19.4
Web Integration/Technology	0.3	(0.8)	0.2	(9.3)
Internet/Portals	0.5	(0.1)	1.6	(2.8)
General corporate (expenses) income	(1.3)	(1.9)	(2.9)	0.4

	$147.4	$128.9	$459.9	$415.2

Amortization
Cable Television	$38.5	$36.5	$115.8	$108.5
Newspapers	6.9	5.9	19.9	18.3
Broadcasting	3.1	2.8	9.3	8.5
Leisure and Entertainment	1.1	1.0	3.3	3.0
Business Telecommunications	9.1	8.7	27.1	26.5
Web Integration/Technology	0.9	1.2	2.7	3.5
Internet/Portals	0.3	1.0	1.0	3.4
Head Office	0.2	0.5	1.0	1.8

	$60.1	$57.6	$180.1	$173.5

See accompanying notes to consolidated financial statements

2
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENT OF DEFICIT (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Deficit at beginning of period
As previously reported	$2,747.8	$2,587.6	$2,780.0	$411.5
Restatement due to a change in accounting policy regarding
foreign currency translation	—	—	—	10.2

As restated	2,747.8	2,587.6	2,780.0	421.7
Reduction due to a change in accounting policy regarding
goodwill	—	—	—	2,144.3

	2,747.8	2,587.6	2,780.0	2,566.0
Net (income) loss	(2.8)	18.6	(35.0)	40.2

Deficit at end of period	$2,745.0	$2,606.2	$2,745.0	$2,606.2

See accompanying notes to consolidated financial statements.
3
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Cash flow related to operations:
Income (loss) from continued operations	$2.8	$(18.7)	$31.7	$(41.2)
Adjustments for:
Amortization of property, plant and equipment	53.6	51.7	160.9	156.4
Write-down of goodwill and amortization of deferred charges	6.5	5.9	19.2	26.0
Amortization of deferred financing costs and long-term debt discount	15.2	8.8	46.4	35.5
Non-monetary compensation charges	—	1.8	—	4.3
Write-down of temporary investments	—	—	0.4	12.9
Interest on redeemable preferred shares	2.9	5.5	19.2	16.1
Losses (gains) on foreign currency translation on long-term debt	0.2	5.3	(17.8)	(2.1)
(Gains) losses on sale of businesses and other assets	(0.7)	0.8	1.4	0.1
Future income taxes	10.3	0.7	12.2	13.0
Non-controlling interest	4.0	2.1	20.4	(1.0)
Other	1.0	(1.5)	4.1	0.4

	95.8	62.4	298.1	220.4
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	(22.2)	(1.4)	(123.9)	(21.1)

Cash flow provided by operations	73.6	61.0	174.2	199.3

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	2.1	(29.4)	6.8	(32.8)
Issuance of long-term debt (notes 6 and 10(a))	46.5	18.8	843.3	25.8
Repayment of long-term debt (note 6)	(48.8)	(3.5)	(1,242.2)	(72.6)
Deferred financing costs	—	—	(11.1)	—
Payment under cross-currency swap arrangements (note 10(a))	(38.6)	—	(127.1)	—
Proceeds from issuance of capital stock (note 7)	—	6.6	431.9	27.7
Issuance of capital stock by subsidiaries	1.2	—	1.2	—
Dividends paid to non-controlling shareholders	(1.5)	(1.5)	(4.1)	(4.2)
(Increase) decrease in advance receivable from parent company	(0.5)	(1.1)	(4.8)	2.0

Cash flow used in financing activities	(39.6)	(10.1)	(106.1)	(54.1)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired (note 5)	(7.9)	(4.0)	(25.6)	(4.3)
Proceeds from disposal of businesses, net of cash and cash
equivalents disposed	—	1.1	—	3.1
Additions to property, plant and equipment	(27.3)	(30.8)	(83.1)	(100.6)
Additions to others assets	(2.0)	(7.1)	(12.4)	(18.9)
(Acquisition) disposal of temporary investments	(78.7)	0.8	8.7	13.9
Proceeds from disposal of assets	1.2	1.2	0.9	3.0
Other	0.3	(1.7)	0.5	(1.7)

Cash flows used in investing activities	(114.4)	(40.5)	(111.0)	(105.5)

Net (decrease) increase in cash and cash equivalents	(80.4)	10.4	(42.9)	39.7
Effect of discontinued operations on cash and cash equivalents	—	(0.7)	22.7	(0.2)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	0.1	1.7	(1.6)	(0.5)
Cash and cash equivalents at beginning of period	246.8	235.4	188.3	207.8

Cash and cash equivalents at end of period	$166.5	$246.8	$166.5	$246.8

Cash interest payments	$94.5	$102.2	$221.5	$227.7
Cash (receipts) payments for income taxes	$(15.2)	$2.7	$(19.0)	$14.4

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$19.1	$22.5	$56.5	$73.8
Newspapers	2.5	4.4	6.9	6.5
Broadcasting	1.1	0.6	4.5	4.8
Leisure and Entertainment	—	0.8	0.8	1.5
Business Telecommunications	3.8	2.0	13.2	12.9
Web Integration/Technology	0.3	0.4	0.7	1.0
Internet/Portals	0.2	—	0.2	—
Head Office	0.3	0.1	0.3	0.1

	$27.3	$30.8	$83.1	$100.6

See accompanying notes to consolidated financial statements

4
QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	September 30	December 31

	2003	2002

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$166.5	$188.3
Temporary investments (market value of $78.7 million ($87.9 million in 2002))	78.7	87.8
Accounts receivable	284.9	329.8
Income taxes receivable	16.2	28.8
Inventories and investments in televisual products and movies	161.0	156.9
Prepaid expenses	21.2	18.6
Future income taxes	21.2	31.9

	749.7	842.1

PORTFOLIO INVESTMENTS (market value of $11.3 million
($12.6 million in 2002))	11.3	12.6
ADVANCES RECEIVABLE FROM PARENT COMPANY	30.9	26.1
PROPERTY, PLANT AND EQUIPMENT	1,583.5	1,680.3
GOODWILL (note 8)	3,879.1	3,883.4
FUTURE INCOME TAXES	78.3	97.9
OTHER ASSETS	186.1	242.3

	$6,518.9	$6,784.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$19.9	$13.1
Accounts payable and accrued charges	452.0	587.3
Deferred revenue	120.9	111.9
Income and other taxes	15.3	9.3
Advances payable to parent company and companies
under common control	5.4	22.6
Future income taxes	—	0.9
Current portion of long-term debt	53.4	575.6

	666.9	1,320.7

LONG-TERM DEBT (note 6)	2,745.0	2,931.0
REDEEMABLE PREFERRED SHARES	273.4	254.2
OTHER LIABILITIES	151.0	51.4
FUTURE INCOME TAXES	251.4	258.5
NON-CONTROLLING INTEREST	191.7	195.3

SHAREHOLDERS’ EQUITY
Capital stock (note 7)	1,773.7	1,341.8
Contributed surplus	3,214.6	3,214.6
Deficit	(2,745.0)	(2,780.0)
Translation adjustment	(3.8)	(2.8)

	2,239.5	1,773.6
Subsequent events (note 11)

	$6,518.9	$6,784.7

See accompanying notes to consolidated financial statements. 5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in Quebecor Media Inc. (“the Company”) latest annual Consolidated Financial Statements have been used, with the exception of the new accounting standards described in Note 2. However, these consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles and accordingly should be read in conjunction with the Company’s latest annual Consolidated Financial Statements and the Notes thereto. The results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

During the three-month period ended September 30, 2003, the Company changed its organizational structure. Accordingly, Le SuperClub Vidéotron ltée operations, which were previously aggregated in the Leisure and Entertainment segment, are now included in the Cable Television segment. The Company reclassified the figures of the previous period of its consolidated financial statements to reflect this change.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2003.

2.	NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) recently adopted the following new standards, which have an effect on the Company’s consolidated financial statements.

(i)	Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued the revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. This section supersedes the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations, of the CICA Handbook.

Section 3475 provides specific criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amount or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on such operations.

The revised standards in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated under an exit plan committed to on or after May 1, 2003; however, early application is permitted. The Company adopted the revised standards of Section 3475 as of January 1, 2003. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements for the nine-month period ended September 30, 2003.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

2.	NEW ACCOUNTING STANDARDS (continued)

(ii)	Termination Benefits and Costs Associated with Exit and Disposal Activities

In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits (“EIC-134”), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) (“EIC-135”). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts.

These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or disposal activities. Together, these two EICs and revised Section 3475 are intended to harmonize Canadian generally accepted accounting principles with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company adopted the new recommendations effective April 1, 2003. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements for the nine-month period ended September 30, 2003.

(iii)	Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (“AcG-14”), Disclosure of Guarantees, which requires that certain disclosures be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement based, on changes in an underlying that is related to an asset, a liability or an equity security of the other party, or based on a third-party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying that is related to an asset, a liability or an equity security of the other party.

In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2003 and 2010, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $9.0 million. As at September 30, 2003, the Company has not recorded a liability associated with these guarantees, since the Company does not expect to make any payments pertaining to the guarantees of these leases.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

2.	NEW ACCOUNTING STANDARDS (continued)

(ii)	Guarantees (continued)

Business and asset disposals

In the sale of all or part of a business or an asset, in addition to possible indemnification relating to failure to perform covenants and breach of representations or warranties, the Company may agree to indemnify against claims related to its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay to guaranteed parties. The Company has not accrued an amount in respect to this item, in the consolidated balance sheet.

Long-term debt

Under the terms of their respective US indebtedness, the Company and certain of its subsidiaries have agreed to indemnify their respective lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. The nature of the indemnification agreement prevents the Company from estimating the maximum potential liability it could be required to pay to lenders. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

3.	RESERVE FOR RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL CHARGES

(a)	Reserve for restructuring of operations

During the three-month and nine-month periods ended September 30, 2003, Nurun Inc. recorded a reserve for restructuring of operations of $0.2 million and $0.6 million, respectively, in connection with the reorganization of its operations in New York, Toronto and Milan. The reserves included costs connected with employees severance pay.

(b)	Write-down of temporary investments

During the nine-month period ended September 30, 2003, a write-down of temporary investments of $0.4 million ($12.9 million for the nine-month period ended September 30, 2002) was recognized in order to record these assets at the lower of cost and fair market value.

(c)	Write-down of others assets

During the nine-month period ended September 30, 2003, TVA Group Inc. wrote off $0.4 million in deferred costs related to the acquisition of AM and FM radio stations from Astral Media Inc., and to licence requests for four FM radio stations, following the unfavorable decision of the Canadian Radio-television and Telecommunications Commission not to grant these licences to TVA Group Inc.

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

4.	DISCONTINUED OPERATIONS

On March 14, 2003, Nurun Inc. closed the sale of its interest in Nurun Technologies S.A. for a cash consideration of $0.3 million, resulting in a loss on disposal of $0.2 million.

On May 5 and 8, 2003, Sun Media Corporation concluded the sale of its operating assets in Florida and British Columbia, for a total cash consideration of $22.4 million, resulting in a gain on disposal of $3.0 million (net of income taxes of $2.8 million). The Florida operations included seven weekly publications as well as a commercial printing operation, while the British Columbia operation included six weekly publications as well as a commercial printing plant.

These transactions were recorded in conformity with revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook (see Note 2 (i)) and, accordingly, the results of the disposed businesses were reclassified and disclosed in the consolidated statements of income as “income from discontinued operations”, while the cash flows of the disposed businesses were reclassified and disclosed in the consolidated statements of cash flows as “effect of discontinued operations on cash and cash equivalents”.

The following tables provide additional financial information related to the results of the discontinued operations for the three-month and nine-month periods ended September 30, 2003, and comparatives figures for 2002, as well as information on assets and liabilities of these discontinued operations at the date of their disposal.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

	Three-months period ended September 30		Nine-months period ended September 30

	2003	2002	2003	2002

Revenues	$ —	$ 6.2	$ 8.0	$ 20.4
Cost of sales and selling and
administrative expenses	—	(5.9)	(7.4)	(18.8)

Operating income before under-noted items	—	0.3	0.6	1.6
Amortization	—	(0.1)	(0.2)	(0.4)
Financial income	—	0.1	0.1	0.2
Reserve for restructuring of operations	—	(0.2)	—	(0.2)

Income before income taxes	—	0.1	0.5	1.2
Income taxes	—	0.2	0.2	0.6

	—	(0.1)	0.3	0.6
Non-controlling interest	—	0.2	0.2	0.4
Gain on disposal of businesses (net of income
taxes of $2.8 million)	—	—	2.8	—

Income from discontinued operations	$ —	$ 0.1	$ 3.3	$ 1.0

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

4.	DISCONTINUED OPERATIONS (continued)

CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET

Accounts receivable	$ 5.5
Inventories	0.5
Prepaid expenses	0.1
Property, plant and equipment	5.6
Goodwill	7.6
Other assets	2.0

Total assets	21.3
Accounts payable and accrued charges	(4.2)

Net assets	$ 17.1

5.	BUSINESS ACQUISITIONS

During the three-month and nine-month periods ended September 30, 2003, the Company increased its interest in several businesses that have been accounted for by the purchase method. The results of these businesses have been included in the Company’s financial statements from the date of acquisition:

•	During the three-month and nine-month periods ended September 30, 2003, the Company increased its interest in TVA Group Inc. through the subsidiary’s Share Repurchase and Cancellation Program. A total of 1,283,300 Class B Non-Voting Common Shares were repurchased for a cash consideration of $22.3 million, resulting in additional goodwill of $5.0 million.

In addition, during the period, TVA Group Inc. filed a new Issuer Bid Program to redeem for cancellation in its normal course of business, between June 3, 2003 and June 2, 2004, a maximum of 1,797,708 Class B Non-Voting Common Shares of TVA Group Inc. not held by insiders, representing approximately 10% of TVA Group Inc.‘s Class B Non-Voting Common Shares issued and outstanding at the beginning of the Issuer Bid Program. TVA Group Inc. will redeem its Class B Non-Voting Common Shares at market price at the date of the redemption, plus brokers’ commissions.

•	On March 18, 2003, TVA Group Inc. increased its interest in HSS Canada Inc. from 50% to 100%, for a cash consideration of $0.9 million, resulting in additional goodwill of $0.8 million.

•	During the nine-month period ended September 30, 2003, the Company increased its ownership in Archambault Group Inc. from 94.5% to 100%, for a cash consideration of $2.7 million, resulting in a reduction in goodwill of $0.7 million.

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

6.	LONG-TERM DEBT

(a)	Sun Media Corporation

On February 7, 2003, Sun Media Corporation completed a private placement of Senior Notes amounting to US$205.0 million and put in place new bank credit facilities amounting to US$230.0 million and $75.0 million.

The Senior Notes were issued at a discount rate of 98.3% for net proceeds of US$201.5 million, before issuance fees of US$4.1 million. These Notes bear interest at a rate of 7.625% (effective rate of 7.875%) and mature in 2013. The Notes contain certain restrictions for Sun Media Corporation, including limitations on its ability to incur additional indebtedness, and are unsecured. In accordance with the Registered Exchange Offer, Sun Media Corporation completed on May 30, 2003, the exchange of those Senior Notes for new Notes having substantially identical terms than the Senior Notes. These new Notes have been registered under the Security Act of 1933.

The new bank credit facilities (“credit facilities”) include a revolving credit facility amounting to $75.0 million, maturing in 2008, and a term-loan credit facility amounting to US$230.0 million, excluding issuance fees of US$0.8 million, maturing in 2009. The revolving credit facility bears interest at a rate based on Sun Media Corporation’s level of indebtedness. The term-loan credit facility bears interest at LIBOR plus 2.50% and requires Sun Media Corporation to make mandatory annual repayments representing 1% of the borrowed sums with a bullet payment at maturity. The credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Sun Media Corporation and its subsidiaries (except for Le Courrier du Sud (1998) inc. assets). The credit facilities contain covenants such as maintaining certain financial ratios. Also, Sun Media Corporation is limited with regard to permitted amounts for the acquisition of fixed assets, investments, and for the payment of dividends or other distributions to shareholders.

Net proceeds from the Senior Notes and the new credit facility were used to reimburse, in its entirety, the Senior bank credit facility of Sun Media Corporation in place as at December 31, 2002, and to reimburse the two series of Senior Subordinated Notes in place as at December 31, 2002.

(b)	Quebecor Media Inc.

During the nine-month period ended September 30, 2003, the Company reimbursed its $428.9 million Term loan, which matured in April 2003.

(c)	Vidéotron ltée

During the nine-month period ended September 30, 2003, Vidéotron ltée voluntarily reimbursed a $150.0 million portion of its credit facility.

(d)	TVA Group Inc.

During the nine-month period ended September 30, 2003, TVA Group Inc. modified the maturity of its revolving-term bank loan to extend it from 2005 to 2006.

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

7.	CAPITAL STOCK

At the beginning of the year, the Company authorized changes to its capital stock in order to create a Cumulative First Preferred Shares, Series B class of shares, carrying a fixed cumulative preferential dividend mostly equivalent to the Company’s credit facility interest rate. These Preferred Shares were, under certain circumstances, redeemable at the option of the holder and retractable at the option of the Company. They were also convertible into Common Shares, at the option of the holder, under certain circumstances, on or before April 23, 2003.

Accordingly, at the beginning of the year, the Company issued 216,145,684 Cumulative First Preferred Shares, Series B, for a cash consideration of $216.1 million. The proceeds from the issuance of these shares was used to reimburse a $216.1 million portion of the Company’s Term Loan (see Note 6 (b)).

On April 22, 2003, all of the issued and outstanding Cumulative First Preferred Shares, Series B, were converted into 997,442,012 Common Shares.

On the same date, the Company issued 995,516,517 Common Shares for a cash consideration of $215.8 million. The proceeds from the issuance of these shares were used to reimburse the final portion of the Company’s Term Loan (see Note 6 (b)).

A dividend of $3.0 million on the Cumulative First Preferred Shares, Series B, was declared on April 22, 2003 and paid in July 2003, and recorded as a financial expense in the consolidated statements of income.

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

8.	GOODWILL

For the nine-month period ended September 30, 2003, changes in the carrying amounts of goodwill were as follows:

	Balance as at December 31, 2002	Business acquisitions	Discontinued operations	Other	Balance as at September 30, 2003

Cable Television	$2,662.7	$—	$—	$(1.6)	$2,661.1
Newpapers	1,000.1	—	(7.6)	—	992.5
Broadcasting	158.6	5.8	—	(0.2)	164.2
Leisure and Entertainment	34.9	(0.7)	—	—	34.2
Business Telecommunications	0.9	—	—	—	0.9
Internet/Portals	26.2	—	—	—	26.2

Total	$3,883.4	$5.1	$(7.6)	$(1.8)	$3,879.1

9.	SHARE PURCHASE PLANS

(a)	Quebecor Media Inc.’s stock option plan

During the nine-month period ended September 30, 2003, 18,220,727 options, at an exercise price of $0.2310, were cancelled. Also during the same period, 43,932,700 options, at an average exercise price of $0.2457, were granted to senior executive officers of the Company and its subsidiaries. As at September 30, 2003, 43,820,458 options, at an average exercise price of $0.2342, were vested.

During the three-month and nine-month periods ended September 30, 2003, the Company recorded charges of $2.4 million and $5.1 million, respectively, related to the plan ($0.1 million for the three-month and nine-month periods ended September 30, 2002), since the exercise price of the options was lower than the fair market value of the Company’s Common Shares, as determined by the Company’s Board of Directors.

(b)	Pro forma net income

Had compensation costs for stock option plans of TVA Group Inc. and Nurun Inc. been determined based on the fair value at grant date for awards granted since January 1, 2002 under the terms of all plans, the Company’s net income (loss) would have been adjusted to the pro forma amounts indicated below for the three-month and nine-month periods ended September 30, 2003 and 2002.

	Three-month period ended September 30		Nine-month period ended September 30

	2003	2002	2003	2002

Pro forma income (loss) from
continued operations	$2.7	$(18.7)	$31.6	$(41.3)

Pro forma net income (loss)	$2.7	$(18.6)	$34.9	$(40.3)

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

10.	FINANCIAL INSTRUMENTS

(a)	Quebecor Media Inc. and Vidéotron ltée

Because of the recent appreciation of the Canadian dollar against the US dollar, the Company and its subsidiary, Vidéotron ltée, had to make prepayments of $113.6 million and $13.5 million, during the nine-month period ended September 30, 2003, under their respective cross-currency swap arrangements, and may have to make additional prepayments in the future. These prepayments reduce commitments under the swap arrangements. These prepayments were financed through the credit facilities of the two companies and from cash on hand of the Company.

(b)	Sun Media Corporation

On February 7, 2003, Sun Media Corporation concluded forward contracts to hedge foreign exchange fluctuations related to the principal of its Senior Notes.

Foreign exchange forward contracts

		September 30, 2003

Currency (sold/bought)	Maturing	Exchange rate	Notional amount

$ / US$	February 15, 2013	1.5227	US$205.0

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

10.	FINANCIAL INSTRUMENTS (continued)

(b)	Sun Media Corporation (continued)

Sun Media Corporation also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest on the Senior Notes and to the principal and interest on the portion of Sun Media Corporation’s credit facilities denominated in a foreign currency. The cross-currency swaps represent an exchange obligation of amount of capital and/or interest, which has the effect of modifying these debts as follows:

Cross-currency interest rate swaps

			September 30, 2003

	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar

Senior Notes	2003 to 2008	US$155.0	8.17%	7.625%	1.5227

Senior Notes	2008 to 2013	US$155.0	Banker’s	7.625%	1.5227
			acceptances
			3 months
			+ 3.70%

Senior Notes	2003 to 2013	US$50.0	Banker’s	7.625%	1.5227
			acceptances
			3 months
			+ 3.70%

Term-loan credit facility	2003 to 2009	US$220.9	Banker’s	LIBOR	1.5175
			acceptances	+2.50%
			3 months
			+2.90%

(c)	Cross-currency swap arrangements

As at December 31, 2002, the Company and its subsidiaries had cross-currency swap arrangements with a positive carrying value of $47.9 million, and, accordingly, those swap arrangements were disclosed in the consolidated balance sheet as “Other assets”. Because of the recent appreciation of the Canadian dollar against the US dollar, the carrying value of those swap arrangements fluctuated to a negative carrying value of $143.6 million (net of prepayment (see Note 10 (a))) as at September 30, 2003, and, accordingly, these swap arrangements were reclassified as “Other liabilities” in the consolidated balance sheet.

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

11.	SUBSEQUENT EVENTS

(a)	Refinancing of Vidéotron ltée

On October 8, 2003, Vidéotron ltée completed a private placement of Senior Notes amounting to US$335.0 million, and put in place new bank credit facilities totalling $468.1 million.

The Senior Notes were issued at a discount rate of 99.0806% for net proceeds of US$331.9 million, before issuance fees of US$5.7 million. These Notes bear interest at a rate of 6.875% (effective rate of 7.0%) and mature in January 2014. The Notes contain certain restrictions for Vidéotron ltée, including limitations on its ability to incur additional indebtedness, and are unsecured.

The new bank credit facilities (“credit facilities”) include a term-loan credit facility “C” amounting to $368.1 million, and of a new revolving credit facility of $100.0 million. The credit facilities, maturing in September 2008, bear interest at banker’s acceptances or LIBOR rates, plus a margin depending on Vidéotron ltée leverage ratio, and require Vidéotron ltée to make mandatory annual repayments on its term-loan credit facility “C” representing $50.0 million, with a bullet payment at maturity. The credit facilities are secured by a first ranking hypothec on the universality of all tangible and intangible assets, current and future, of Vidéotron ltée and its subsidiaries, with some restrictions regarding CF Cable TV Inc. and its subsidiaries’ assets. The credit facilities contain covenants such as maintaining certain financial ratios. Also, Vidéotron ltée will be limited with regard to the acquisition of investments, and to the payment of dividends or other distributions to shareholders.

Net proceeds from the Senior Notes and the credit facilities were used to repay, in its entirety, Vidéotron ltée’s term-loan credit facilities “A” and “B”, in place as at December 31, 2002, as well as amounts outstanding on its revolving credit facility.

Vidéotron ltée also entered into cross-currency interest rate swaps to hedge foreign exchange fluctuations related to the interest and capital on the Senior Notes denominated in a foreign currency. The cross-currency swaps represent an exchange obligation of amount of capital and/or interest which has the effect of modifying the Senior Notes as follows:

	Period covered	Notional amount	Annual effective interest rate	Annual nominal interest rate	Exchange rate of interest and capital payments per CDN dollar for one US dollar

Senior Notes	2003 to 2014	US$200.0	Banker’s	6.875%	1.3425
			acceptance
			3 months + 2.73%

Senior Notes	2003 to 2014	US$135.0	7.657%	6.875%	1.3425

Following this refinancing, Vidéotron ltée wrote-down $8.4 million in deferred financing costs related to its term-loan credit facilities “A” and “B” and its revolving credit facility, and recorded a loss amounting to $8.3 million regarding the settlement of its cross-currency swap agreements.

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

11.	SUBSEQUENT EVENTS (continued)

(b)	Business acquisition

On October 15, 2003, the Company increased its ownership in CEC Publishing Inc. from 50% to 100% for a cash consideration of $15.0 million.

On November 3, 2003, Sun Media Corporation completed the acquisition of the newspaper operations of Annex Publishing & Printing Inc., for a cash consideration of approximately $34.0 million, subject to certain purchase equation adjustments. The newspaper operations are located in southern Ontario and include two daily newspapers, one semi-weekly and six weekly publications, two shopping guides, as well as a commercial printing operation.

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between GAAP in Canada and in the United States:

Revision of 2002 financial information

The comparative figures in the following Consolidated statements of income, Comprehensive income (loss), Accumulated other comprehensive income (loss) and Consolidated Balance Sheets have been revised to reflect certain adjustments to previously reported financial information for the accounting for certain derivative financial instruments and hedging activities. The Company has determined that some of its cross-currency interest rate swap agreements and an interest rate swap agreement did not meet all the criteria for hedge accounting under SFAS 133. This determination was made even though the hedges have always met and continue to meet their intended economic purpose, which is to reduce the variability of cash flows related to the fluctuation in currency exchange rates and interest rates, and that designation had been made of the hedge relationship.

As a result, the unrealized gains and losses on derivative instruments are included in net income as they arise whereas previously these amounts were included in accumulated other comprehensive income (loss). These adjustments resulted in the elimination of the net loss and recording of net income for the three-month period ended September 30, 2002, for a total positive variation of $131.9 million and the reduction of the net loss for the nine-month period ended September 30, 2002, by an amount of $165.6 million, with no effect on income taxes, an increase of comprehensive income for the three-month period ended September 30, 2002 of $2.2 million, a decrease of comprehensive loss for the nine-month period ended September 30, 2002, of $3.0 million, in a decrease of accumulated other comprehensive income of $87.1 million as at September 30, 2002 and a decrease in deficit of $83.8 million as at December 31, 2002.

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(a)	Consolidated statements of income (loss) for the three-month and nine-month periods ended September 30, 2003 and 2002

Three-month period ended September 30

	2003	2002

		(Revised )
Net income (loss) as reported in the consolidated statements
of income as per GAAP in Canada	$2.8	$(18.6)
Adjustments:
Development, pre-operating and start-up costs (i)	(5.3)	(3.5)
Pension and postretirement benefits (ii)	(0.2)	(0.2)
Capitalization of hook-up costs, net of amortization (iii)	(1.6)	(2.0)
Change in fair value of and ineffective portion of
derivative instruments (iv)	(44.0)	137.4
Income taxes (vi)	2.9	1.9
Interest on Redeemable Preferred Shares (viii)	—	—
Other	2.5	0.1

Net (loss) income as adjusted as per GAAP in the
United States (in Canadian dollars)	$(42.9)	$115.1

Nine-month period ended September 30

	2003	2002

		(Revised )
Net income (loss) as reported in the consolidated statements
of income as per GAAP in Canada	$35.0	$(40.2)
Adjustments:
Development, pre-operating and start-up costs (i)	(9.4)	(14.8)
Pension and postretirement benefits (ii)	(0.7)	(0.7)
Capitalization of hook-up costs, net of amortization (iii)	(2.1)	(3.8)
Change in fair value of and ineffective portion of
derivative instruments (iv)	(164.1)	174.6
Temporary investments (v)	—	(1.7)
Income taxes (vi)	6.8	5.5
Cumulative effect of change in accounting policy (vii)	—	(2,144.3)
Interest on Redeemable Preferred Shares (viii)	16.3	—
Other	2.6	(0.1)

Net loss as adjusted as per GAAP in
the United States (in Canadian dollars)	$(115.6)	$(2,025.5)

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes net income (loss) as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows:

	Three-month period ended September 30

	2003	2002

		(Revised)
Net (loss) income, as adjusted as per GAAP in the
United States (in Canadian dollars)	$(42.9)	$115.1
Derivative instruments (iv)	0.6	10.6
Translation adjustment	0.1	0.6
Income taxes (vi)	(0.3)	—

Comprehensive (loss) income as per GAAP
in the United States	$(42.5)	$126.3

Nine-month period ended September 30

	2003	2002

		(Revised)
Net loss, as adjusted as per GAAP
in the United States (in Canadian dollars)	$(115.6)	$(2,025.5)
Derivative instruments (iv)	(17.4)	13.8
Translation adjustment	(1.0)	(0.2)
Income taxes (vi)	4.1	—

Comprehensive loss as per GAAP in the United States	$(129.9)	$(2,011.9)

Accumulated other comprehensive (loss) income as at September 30, 2003 and December 31, 2002 are as follows:

	September 30, 2003	December 31, 2002

		(Revised)
Derivative instruments	$(2.2)	$15.2
Pension and post-retirement benefits	(6.9)	(6.9)
Translation adjustment	(3.8)	(2.8)
Income taxes	2.9	(1.2)

Accumulated other comprehensive (loss) income at end
of period	$(10.0)	$4.3

19

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(c)	Consolidated Balance Sheets

	September 30, 2003		December 31, 2002

	Canada	United States	Canada	United States

				(Revised)

Property, plant and equipment	$1,583.5	$1,566.9	$1,680.3	$1,665.8
Goodwill	3,879.1	3,874.4	3,883.4	3,879.9
Future income tax assets	78.3	79.3	97.9	114.4
Other assets	186.1	135.2	242.3	353.2
Long-term debt	(2,745.0)	(2,734.8)	(2,931.0)	(2,972.7)
Other liabilities	(151.0)	(250.0)	(51.4)	(72.8)
Future income tax liabilities	(251.4)	(225.8)	(258.5)	(259.3)
Non-controlling interest	(191.7)	(190.7)	(195.3)	(194.0)
Deficit	2,745.0	2,872.2	2,780.0	2,740.3
Accumulated other
Comprehensive loss (income)	$3.8	$10.0	$2.8	$(4.3)

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets”, and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

(ii)	The accounting requirements for pension and postretirement benefits under GAAP in Canada and the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing under GAAP in the United States at the date of implementation. These gains or losses will be amortized over the estimated average remaining service life of employees.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity.

(iii)	Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and amortized over a three-year or four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

20

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(iv)	Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of changes in other comprehensive income (loss) on the adoption of SFAS 133 in 2001.

The Company uses interest rate swaps to enhance its ability to manage risk related to cash flow exposure, and forward exchange currency contracts and cross-currency swaps to manage exchange risk related to its long-term debt. The Company does not enter into contracts for speculative purposes. The Company designates the derivative as a hedge on the earlier of either the date the derivative contract is entered into, or the date of transaction. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of Accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from Accumulated other comprehensive income (loss) in the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(v)	Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value can easily be obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

(vi)	This adjustment represents the tax impact of the United States GAAP adjustments.

(vii)	The accounting requirements for goodwill under GAAP in Canada and in the United States are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under GAAP in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policy in the statement of income above the caption “net income”.

21

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

12.	SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) IN CANADA AND IN THE UNITED STATES (continued)

(viii)	Under GAAP in Canada, dividends on Redeemable Preferred Shares that are presented as a liability are included as a financial expense in the determination of net income (loss). Under GAAP in the United States, such an amount would be presented as an increase in deficit. In the reconciliation presented above, this amount has an impact on net loss but not on deficit since it is already included.

13.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée), and Vidéotron Télécom ltée, as “Unrestricted Subsidiaries”. The financial condition and results of operations of the Company and its Restricted Subsidiaries must therefore be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income for the three-month and nine-month periods ended September 30, 2003 and 2002 and balance sheets as at September 30, 2003 and December 31, 2002. The Company’s $428.8 million Term Loan, (reimbursed during the six-month period ended June 30, 2003) and the investment in Microcell Telecommunications Inc. (written-off during the three-month period ended March 31, 2003) are included in the comparative figures of the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. The write-down of the investment in Microcell Telecommunications Inc. has been included in the condensed and consolidated statements of income of the Unrestricted Subsidiaries.

22

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income for the three-month and nine-month periods ended September 30, 2003 and 2002:

	Three-month period ended September 30		Nine-month period ended September 30

	2003	2002	2003	2002

Revenues	$509.2	$489.9	$1,568.2	$1,520.9
Cost of sales and selling and
administrative expenses	(365.0)	(363.2)	(1,121.7)	(1,113.0)

Operating income before under-noted items	144.2	126.7	446.5	407.9

Amortization	(49.8)	(46.7)	(149.3)	(140.1)
Financial expenses	(70.6)	(82.2)	(195.1)	(225.5)
Reserve for restructuring of operations	—	(2.8)	—	(3.0)
Write-down of other assets	—	—	(0.4)	—
Gains on sale of businesses	—	0.8	—	1.1

Income (loss) before income taxes	23.8	(4.2)	101.7	40.4
Income taxes (credit)	6.0	(2.4)	16.7	12.3

	17.8	(1.8)	85.0	28.1
Non-controlling interest	(4.2)	(4.6)	(21.8)	(17.3)

Income (loss) from continued operations	13.6	(6.4)	63.2	10.8
Income from discontinued operations	—	0.3	3.5	1.5

Net income (loss)	$13.6	$(6.1)	$66.7	$12.3

23

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of other assets and gains on sale of businesses for the three-month and nine-month periods ended June 30, 2003 and 2002:

	Three-month period ended September 30		Nine-month period ended September 30

	2003	2002	2003	2002

Cable Television	$78.5	$64.0	$228.7	$196.9
Newspapers	50.4	46.8	159.1	153.9
Broadcasting	11.7	13.0	52.9	48.1
Leisure and Entertainment	4.9	4.8	8.7	8.6

	145.5	128.6	449.4	407.5
General corporate (expense) income	(1.3)	(1.9)	(2.9)	0.4

	$144.2	$126.7	$446.5	$407.9

Condensed and consolidated balance sheets:

	September 30, 2003	December 31, 2002

Assets
Current assets	$644.2	$728.2
Property, plant and equipment	1,359.0	1,440.7
Goodwill	3,852.0	3,856.3
Other assets	226.0	312.4

	6,081.2	6,337.6

Liabilities
Current liabilities	629.0	837.4
Long-term debt	2,745.0	2,930.9
Non-controlling interest	155.7	156.9
Other liabilities	397.2	309.7

	3,926.9	4,234.9

Net investment in Restricted Subsidiaries and the Company	$2,154.3	$2,102.7

24

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries

Condensed and consolidated statements of income for the three-month and nine-month periods ended September 30, 2003 and 2002:

	Three-month period ended September 30		Nine-month period ended September 30

	2003	2002	2003	2002

Revenues	$39.0	$44.7	$128.3	$142.4
Cost of sales and selling and
administrative expenses	(35.8)	(42.5)	(114.9)	(135.1)

Operating income before under-noted items	3.2	2.2	13.4	7.3

Amortization	(10.3)	(10.9)	(30.8)	(33.4)
Financial expenses	(5.5)	(4.9)	(18.0)	(14.9)
Reserve for restructuring of operations	(0.2)	(0.9)	(0.6)	(4.6)
Write-down of temporary investments	—	—	(0.4)	(12.9)
Non-monetary compensation charges	—	(1.8)	—	(4.3)
Write-down of goodwill	—	—	—	(8.9)
Gains on sale of businesses	—	(0.6)	—	0.1

Loss before income taxes	(12.8)	(16.9)	(36.4)	(71.6)
Income taxes (credit)	(1.8)	(2.1)	(3.5)	(1.3)

	(11.0)	(14.8)	(32.9)	(70.3)
Non-controlling interest	0.2	2.5	1.4	18.3

Loss from continued operations	(10.8)	(12.3)	(31.5)	(52.0)
Loss from discontinued operations	—	(0.2)	(0.2)	(0.5)

Net loss	$(10.8)	$(12.5)	$(31.7)	$(52.5)

25

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month and nine-month periods ended September 30, 2003
(Tabular amounts are expressed in millions of Canadian dollars)
(Unaudited)

13.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses for the three-month and nine-month periods ended September 30, 2003 and 2002:

	Three-month period ended September 30		Nine-month period ended September 30

	2003	2002	2003	2002

Business Telecommunications	$2.4	$3.1	$11.6	$19.4
Web Integration/Technology	0.3	(0.8)	0.2	(9.3)
Internet/Portals	0.5	(0.1)	1.6	(2.8)

	$3.2	2.2	13.4	7.3

Condensed and consolidated balance sheets:

	September 30,2003	December 31, 2002

Assets
Current assets	$117.3	$ 124.6
Property, plant and equipment	224.5	239.6
Goodwill	27.1	27.1
Other assets	80.6	66.5

	449.5	457.8
Liabilities
Current liabilities	49.7	494.0
Long-term debt	—	0.1
Redeemable Preferred Shares	273.4	254.2
Non-controlling interest	36.0	38.4
Other liabilities	5.2	0.2

	364.3	786.9

Net investment in Unrestricted Subsidiaries	$ 85.2	$(329.1)

26
SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. /s/ Claudine Tremblay —————————————— By: Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary Date: December 5, 2003